Mr. James A. Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

March 22, 2011

RE:	Chugach Electric Association, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 12, 2010
File No. 33-42125

Dear Mr. Allegretto,

We refer to your comment letter dated March 10, 2011, requesting further information in relation to the above Form 10-K, filed on March 5, 2010 and Forms 10-Q, filed on May 14, August 9, and November 12 of 2010.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are appreciated and we look forward to receiving your confirmation that our responses meet your requirements.

Very Truly Yours,

/s/ Michael R. Cunningham
Michael R. Cunningham
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements

Note (1) Description of Business and Significant Accounting Policies, page 58

(c) Regulation

1.
We have read your response to comment one in our letter dated December 20, 2010.  Table 1 of your response is unclear as to how the information presented therein demonstrates that your base rates are set based on your specific costs.  Based on your response, it appears that your regulatory authority requires electric cooperatives to use a debt service coverage approach to rate making.  Please provide us with additional information:

•
Please explain how the TIER approach is designed to recover your specific costs of providing service such that revenue requirements are designed to equal entity specific costs (O&M, depreciation, interest, taxes, etc.).  We note you state that your total revenue requirement is based on a system debt service margin (TIER) requirement of 1.30.  You state you believe this demonstrates that you are permitted full cost recovery, plus an allowable debt service margin of .30 on interest expense.  It is unclear to us how inclusion of a margin on your interest does not result in over recovery of your specific costs;

•	Tell us how recovery of a margin on interest expense which includes an “excess” coverage component complies with ASC 980-10-15-2;
•	Explain what specific costs are being recovered by TIER’s 1.3 coverage component indicating whether the multiple is applied only to interest or also to debt principal payments;
•
Tell us specifically whether the method used in setting your rates is solely a debt service coverage approach to ratemaking, solely a rate base/rate of return approach or some combination of the two methods.  If some combination of methods is used, please explain to us in reasonable detail how the combination is applied and results in neither over or under recovery of your specific costs.

In this regard, it would be helpful if you would provide us with a more detailed example of the rate setting process, explaining how your method meets the requirements of ASC 980-10-15-2 b. & c.  We may have further comments.

With respect to the question in your first bullet, we would like to apologize for the confusion that the wording used in our previous responses has caused.  We plan to clarify in this response that the determination of our total revenue requirement is not based solely on our system debt service requirement, but is constructed through the aggregation of our actual incurred costs of service, the recovery of our specific plant costs and the total costs necessary to finance our operations considering both our borrowed funds and those from our members.  The Company’s total revenue requirement is designed to recover our allowable specific costs of providing the regulated service as determined by the Regulatory Commission of Alaska (RCA) and we believe is fully in accordance with ASC 980-10-15-2b.

Table 1 in our January 27, 2011 response was a simplified example of the specific costs reflected in our total revenue requirement that is currently being charged to and collected from our members.  Based on your request, we have provided the following more detailed explanation to the example provided in the Company’s January 27, 2011 response to assist the Commission in understanding that our revenue requirements are based on our specific costs and an allowed regulatory return.

Rates are not established to allow the Company to earn excess revenues.  Our rates are set through periodic filings developed by the Company based on a 12 month historical test year and presented to the RCA to ensure recovery of all of our costs of service, recovery of our invested capital and recovery of the related financing costs through rates charged to customers on a volumetric basis using various rate classes.  Our total revenue requirement is constructed from the ground up based on our historical actual costs within each department of the Company to provide electric service and includes all operations and maintenance expenses, delivery costs, payroll costs, etc.  Invested plant costs are included in our overall cost of service through depreciation of in-service plant using depreciable lives authorized by the RCA.  Debt service costs are based on the actual costs of our arrangements existing at the time of the filing.

As a not-for-profit cooperative entity, earning a return on member capital is not a primary condition of ratemaking.  To determine total revenue requirement, capital investment and the determination of its weighted average cost has historically been measured using the dollar amount and all-in cost of our debt capital as established within each agreement.  That weighted average cost includes the stated rate of interest to be funded in cash in each period and a margin as required by the lender to provide the level of security sufficient to induce them to lend.  It is this total cost of capital that is used to set the final component of our total system revenue requirement.  This concept is referred to as the “TIER” by the RCA.  This component of our total revenue requirement is not dissimilar to that charged by an investor owned utility representing weighted average cost of capital invested.

To clarify, the Revenue Requirement for both cooperatives and investor-owned utilities consists of the following primary components:

Revenue Requirement = (O&M Expense + Depreciation Expense + Interest Expense) + Return Requirement

Both approaches recover O&M Expense, Depreciation Expense and Interest Expense in essentially the same manner.  However, the Return Requirement between cooperatives and investor-owned utilities is different.  For investor-owned utilities, the Return Requirement is determined under a return on rate base approach based on cost of capital that includes a return on equity component.  However, the Return Requirement for cooperatives in Alaska is determined to allow for a margin as required by the lender to provide the level of security sufficient to induce them to lend.  As a not-for-profit cooperative entity, a return on member capital is not a primary component of the return requirement.  Each period, achieved return is allocated to our member accounts as part of their capital.  This capital is available to be returned to the members in the form of distributions (capital credits) at the discretion of the Board based on overall sufficiency of capital for operations.

The figures contained in Table 1 of the Company’s January 27, 2011 response are re-summarized below:

Operating & Maintenance Expense:  $60.0 million
Depreciation Expense:  $32.0 million
Interest Expense:  $20.1 million
Regulatory Allowed Return Requirement:  $6.0 million

Using the above figures, the Company’s current Commission-authorized revenue requirement is:

Revenue Requirement = (O&M Expense + Depreciation Expense + Interest Expense) + Regulatory Allowed Return Requirement

                                = ($60.0 million + $32.0 million+ $20.1 million) + ($20.1 million x .30)

                                = ($112.1 million) + ($6.0 million)

                                = $118.1 million

The O&M cost components included in the revenue requirement include actual Power Production, Transmission, Distribution Operations and Maintenance, Customer Service, Customer Information and General and Administrative expense.  In addition, the Company recovers all actual interest expense plus its return requirement.  All fuel and purchased power costs are recovered in rates through a separate quarterly true up process as discussed below.

This calculation of our revenue requirement is updated using actual incurred costs every six months through the Simplified Rate Filings (SRF) process.  Additionally, the Company is allowed to file general rate cases.  While a general rate case also serves to update specific costs adjusted for known cost trends or specific changes in costs of service, it also addresses rate structure issues and serve to incorporate the amount and timing of significant new costs such as depreciation expense associated with a new power plant.

In addition to base rates, we believe that it is also helpful in considering our compliance with ASC 980-10-15-2b to point out that the RCA allows the Company to request recovery of certain actual incurred costs on a more frequent basis.  The RCA allows the Company to request on a quarterly basis recovery of all actual fuel and purchased power costs.  These costs are frequently our most volatile and the quarterly fuel and purchased power rate filings allow the Company to recover costs incurred or refund excess recoveries more rapidly, reducing amounts deferred from under- or over-collection.

As part of reaching our conclusion that the regulatory rate making process in Alaska as described above, meets the criteria established in ASC 980-10-15-2b, we believe  there is a very close cause-and-effect relationship between our specific incurred costs and the total revenue requirement as well as a high correlation between changes in our specific incurred costs and changes in the rates set as determined through the ratemaking process and, based on decisions of the RCA and provisions like SRF, that this relationship is expected to continue.

We have an exclusive right to provide regulated services in our service territory.  Retail competition does not exist in Alaska at this time and is not likely to be established in the foreseeable future.  We have made significant capital investments required to provide service and by state law our regulatory authority is required to set rates to assure we recover our costs and meet our contractual debt commitments.  In addition, Chugach does not expect any material changes to our retail demand or load at this time.  Therefore, we expect to fully recover our actual costs from our current and future ratepayers.  We feel this meets the requirements of ASC 980-10-15-2c.